

August 11, 2022

John Janedis
Chief Financial Officer
fuboTV Inc.
1290 Avenue of the Americas
New York, NY 10104

      Re: fuboTV Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed March 1, 2022
          File No. 001-39590

Dear Mr. Janedis:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 50

1. Please consider providing a discussion of known trends that are reasonably likely to cause a material change in the relationship between costs and revenues, similar to the information provided in the risk factor on the bottom of page 35. Refer to Item 303(b)(2)(ii)of Regulation S-K.

2. We note references to gross profit throughout your filings and in your earnings release; however, the measure is not presented on your consolidated statement of operations and it does not appear calculable based on the information provided. Please tell us your consideration of quantifying and discussing gross profit within MD&A.

Results of Operations December 31, 2021 compared to December 31, 2020, page 53

3.	Please quantify the growth in revenues attributable to increases in the number of subscribers and pricing of subscription packages, and increases of advertising revenue attributable to the number of impressions sold. Also quantify the components of the $389 million increase in subscriber related expenses attributable to affiliate distribution rights and other distribution costs. Refer to Item 303(b) of Regulation S-K.

Key Metrics and Non-GAAP Measures, page 57

4.	Please tell us and disclose if the financial results for the *Pro-forma Combined fubo Pre-Merger and Facebank Pre-Merger excluding Facebank AG and excluding Nexway* for the years ended December 31, 2020 and 2019 were prepared in accordance with Article 11 of Regulation S-X. If such information has not been prepared in accordance with Article 11, please revise to disclose the basis for the presentation and revise the description of the measures accordingly. Refer to the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures, Question 101.05.

5.	We note your presentation of Key Metrics and Non-GAAP Measures. It is unclear what "Non-GAAP Adjusted Contribution Margin," calculated using ARPU and ACPU, is trying to convey and how it is useful to investors. In this regard, please explain the following:

-	Tell us what you are trying to convey to investors with the presentation of ARPU, why it provides useful information to investors, how it is used by management, and why it is being presented on a cash basis.
-	Explain why ARPU, a measure defined as total subscriber revenue collected in a period, includes advertising revenue, which per page 51 consists of fees charged to advertisers, not revenue recognized from subscribers.
-	Explain why it is appropriate to use Platform Bookings, a measure of cash, when calculating ARPU, when ARPU, by definition, is a measure of revenue.
-	Tell us what you are trying to convey to investors with the presentation of ACPU, why it provides useful information to investors, how it is used by management, and why it is being presented on a cash basis.
-	Tell us if ACPU includes all variable expenses per subscriber. Explain why it is appropriate to only include some components of cost of goods sold but not others, such as broadcasting and transmission, depreciation and amortization.
-	Tell us your consideration of reconciling Non-GAAP Variable COGS to COGS as this appears to be the most directly comparable financial measure calculated in accordance with GAAP.
-	Tell us what you are trying to convey to investors with the presentation of Non-GAAP Adjusted Contribution Margin, why it provides useful information to investors, how it is used by management, and why it is being presented on a cash basis.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rob Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Greg Rodgers